December 14, 2005

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:          Reebok International Ltd.

Revised Preliminary Proxy Statement on Schedule 14A
Filed November 9, 2005
File No. 001-09340

Dear Ms. Long:

Our client, Reebok International Ltd. (“Reebok”) has authorized us to respond to your letter of December 7, 2005 containing your comments on the filing referred to above.  For reference purposes, your comments are reproduced in bold in numerical sequence in this letter, and the corresponding responses of Reebok are shown below each comment.

We will be responding to your comments on our Form 10-K for the year ended December 31, 2004, Filed April 15, 2005, File No. 001-09340 and our Form 10-Q for the period ended June 30, 2005, Filed August 9, 2005, File No. 001-09340, which are comments 3 through 7 of your letter of December 7, 2005, via separate letter which will be submitted to you concurrently with the filing of our Form 10-K/A for the year ended December 31, 2004 which amends our 10-K in response to certain of those comments.

We have filed simultaneously with this letter a revised version of the Preliminary Proxy Statement on Schedule 14A that reflects our responses.

Preliminary Proxy Statement on Schedule 14A, Filed September 21, 2005

Letter to Stockholders and Notice of Special Meeting of Stockholders

1.                        We note your response to comment 4 of our letter dated October 19, 2005, which states in relevant part that “[t]he board as a group receives no benefit from the merger and the directors in their capacity as directors will receive no benefit other than as Reebok security holders.”  On pages 5 and 24, however, you state “there are provisions of the Merger Agreement and other existing agreements that will result in certain benefits to Reebok’s directors and executive officers that are not available to shareholders generally.”  In this regard, we reissue prior comment 4.

Response to Comment 1

The directors will receive no benefit from the Merger in their capacity as directors.  Although the Merger Agreement requires the surviving corporation to continue for six years to indemnify and provide directors’ and officers’ insurance for each present and former director against claims, costs and fees arising out of the actions taken by them at or prior to the Effective Time, this benefit is something that they currently have and is therefore not a benefit resulting from the Merger.  Directors who hold options to purchase shares of Reebok common stock and deferred shares, whether or not those options and shares are vested or unvested, exercisable or not exercisable, will have those options and shares cancelled in exchange for an amount equal to the Merger Consideration less, in the case of options, the exercise price of such options.  This benefit is available to directors in their capacity as security holders and is available to all holders of options or deferred shares, not just directors.  It is the same benefit that all shareholders will receive in the Merger.  Although it is true that Mr. Duncan and Mr. Fireman will receive payments under Reebok’s Executive Deferred Compensation Plan in connection with the Merger (which we disclose on page 30), their participation in the plan is a result of their current or former service as executive officers and is not related to their service as directors.  Therefore, we believe the disclosure you request in prior comment 4 would give an incorrect impression of the transaction as it relates to the directors.  We have revised the disclosure on pages 5 and 24 to which you cite to clarify that the provisions of the Merger Agreement and other existing agreements will result in certain benefits to Reebok’s executive officers, including former executive officers, that are not available to securityholders generally and that, in addition, the Merger Agreement provides for the continuation of indemnification and directors’ and officers’ insurance benefits for directors and executive officers substantially similar to those benefits available to them prior to the effectiveness of the Merger.

Other Factors, page 23

2.                        We note your response to comment 18 of our letter dated October 19, 2005.  Please explain to us in detail why you believe that these factors were not material to Credit Suisse First Boston’s fairness assessment.

Response to Comment 2

As requested by the Staff, we supplementally advise the Staff that Credit Suisse First Boston has advised us that it did not draw any conclusions from the factors listed under “Other Factors” and, therefore, such factors were not material to Credit Suisse First Boston’s fairness assessment.  Credit Suisse First Boston has further provided the following information related to the “Other Factors”. The graphic depicting historical trading prices and trading volumes of

Reebok common stock from July  29, 2003 to July 29, 2005 was included in the board presentation materials for informational purposes to provide the board with a historical perspective on the recent trading history of the Reebok common stock and did not form a material part of Credit Suisse First Boston’s fairness assessment.  The review of premiums paid in selected transactions did not reference, or compare premiums paid in the selected transactions to, the premium paid in the merger and was included in the board presentation materials for informational purposes to provide the board with a perspective on transaction premiums in recent transactions and did not form a material part of Credit Suisse First Boston’s fairness assessment.  The review of the pro forma impact of the merger on adidas’ calendar year 2006 estimated earnings per share was included in the board presentation materials for informational purposes to summarize prior discussions with the Board which took place at a time when the merger price per share was still under active negotiation and which were intended to give the board a sense of the potential impact on adidas’ earnings per share at various assumed prices per share and did not form a material part of Credit Suisse First Boston’s fairness assessment.

The proxy statement currently discloses that the factors discussed above were included for informational purposes as part of a general overview of Reebok and adidas.  Credit Suisse First Boston has advised us that, although they considered all relevant factors, the three factors discussed above did not form a material part of Credit Suisse First Boston’s fairness assessment.  The material analyses underlying Credit Suisse First Boston’s assessment (Selected Companies Analysis, Selected Acquisitions Analysis and Discounted Cash Flow Analysis) are described fully in the proxy statement and, in each such case, the observed results are compared to the merger consideration.

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We hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7363 or Keith Higgins of our offices at (617) 951-7386.

Very truly yours,

/s/ Ryan E. Driscoll
Ryan E. Driscoll

cc:	Keith F. Higgins
Jane D. Goldstein
Diane Fernandes